SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 26, 2007

SMURFIT KAPPA FUNDING PLC

(formerly known as JSG Funding plc)

(Translation of registrant’s name into English)

Beech Hill

Clonskeagh

Dublin 4

Ireland

Telephone: +353 (1) 202-7000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Completion of IPO of Smurfit Kappa plc

On March 20, 2007, Smurfit Kappa plc (“Smurfit Kappa plc”), the indirect parent company of Smurfit Kappa Funding plc (the “Company”), (i) completed a placing (the “IPO”) of newly issued ordinary shares (the “Ordinary Shares”) in offerings exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, and had its Ordinary Shares admitted to the Official List of the Irish Stock Exchange and approved for trading on its regulated market and admitted, as a secondary listing, to the Official List of the UK Financial Services Authority and approved for trading on the London Stock Exchange and (ii) completed the issuance of additional Ordinary Shares (the “Over-Allotment Shares”) representing 15% of the Ordinary Shares sold in the IPO, pursuant to the exercise of the over-allotment option granted to the stabilizing manager for the IPO.  Smurfit Kappa plc used the net proceeds of the IPO to repay certain existing indebtedness of its subsidiaries.

Completion of Tender Offer of Smurfit Kappa Holdings plc and Issuance of Notice of Redemption

On March 21, 2007, Smurfit Kappa Holdings plc, formerly known as JSG Holdings plc (“Holdings”), the indirect parent company of the Company, completed its cash tender offer and solicitation of related consents relating to all of Holdings’ outstanding euro-denominated 11.5% Senior Pay-in-Kind Notes due 2015 (the “PIK Notes”).  On March 1, 2007, Holdings had received valid acceptances in respect of over 66 2/3% of the PIK Notes outstanding.  As such, the requisite consents had been obtained to effect the proposed amendments to the indenture governing the PIK Notes that eliminate substantially all of the restrictive covenants and to modify certain of the events of default and other provisions in the indenture (the “Proposed Amendments”).  Accordingly, on March 1, 2007, Holdings and the trustee under the indenture executed and delivered a supplemental indenture containing the Proposed Amendments.  On March 21, 2007, Holdings accepted for payment €352,446,896 in aggregate principal amount of the PIK Notes that had been validly tendered and not withdrawn at or prior to the expiration date.  On March 21, 2007, Holdings issued a notice of redemption in respect of PIK Notes that remained outstanding after the tender offer.

Amended and Restated Senior Credit Facility

The senior credit facility of Smurfit Kappa Acquisitions (a wholly-owned subsidiary of the Company) and its subsidiaries was amended on January 31, 2007 to permit the use of the IPO proceeds to repay indebtedness and, subject to the Company’s ratio of consolidated total net borrowings to consolidated EBITDA being no greater than 4.5:1 (as calculated in accordance with the amended and restated senior credit facility), to permit the upstreaming of funds for the payment of dividends and the relaxation of certain other restrictions on the Company’s subsidiaries.  In addition, the amended senior credit facility allows Smurfit Kappa Acquisitions to incur additional senior secured indebtedness of up to € 400 million to be ranked and secured equally with the existing senior credit facilities, without requiring the consent of the existing senior lenders.  The principal amendments to the senior credit facility were contingent on completion of the IPO.

A copy of the Amended and Restated Senior Facility Agreement will be filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 to be filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2007	SMURFIT KAPPA FUNDING PLC

	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer